EXHIBIT B

State of Florida

Department of State

I certify that the attached is a true and correct copy of the Application For Registration of the Fictitious Name VOTRITE, registered with the Department of State on January 3, 2020, as shown by the records of this office.

The Registration Number of this Fictitious Name is G20000001061.

Given under my hand and the Great Seal of Florida, at Tallahassee, the Capital, this the Fourth day of January, 2020

Secretary of State